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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25374

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
McGinn, Smith & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 Pine Street, 5th Floor
(No. and Street)

Albany	New York	12207
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David L. Smith, President (518) 449-5131
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Piaker & Lyons
(Name – *if individual, state last, first, middle name*)

572 South Salina Street	Syracuse	New York	13202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/19/07

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David L. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McGinn, Smith & Co., Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

President

Title



Notary Public

JOSEPH B. CARR
Notary Public, State of New York
Qualified in Albany County
No. 02CA6088208
Commission Expires March 3, 20 11

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGINN, SMITH & CO., INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2006

CONTENTS

McGINN, SMITH & CO., INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2006

PAGE


Piaker & Lyons
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
McGinn, Smith & Co., Inc.

We have audited the accompanying statements of financial condition of **McGINN, SMITH & CO., INC. (a New York corporation)** as of December 31, 2006 and 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McGinn, Smith & Co., Inc. as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



PIAKER & LYONS

Syracuse, New York
February 20, 2007

572 South Salina Street • Syracuse, New York 13202 • (315) 471-8109 • Fax: (315) 471-3293

McGINN, SMITH & CO., INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2006 AND 2005

ASSETS

	2006	2005
Cash	$ 852,265	$ 1,129,045
Marketable Securities	6,526	34,256
Not Readily Marketable Investments, at Estimated Fair Market Value	829,140	70,057
Receivables – Clearing Agent and Other	321,394	646,237
Advances Due From Employees	387,877	393,527
Notes Receivable – Affiliates	583,083	493,164
Property, Equipment, and Software – Net	414,648	431,049
Cash Surrender Value – Life Insurance Policies	97,330	-
Prepaid Expenses and Deposits	385,525	383,808
TOTAL ASSETS	$ 3,877,788	$ 3,581,143

The Notes to Financial Statements are an integral part of this statement.

(continued on the following page)

McGINN, SMITH & CO., INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2006 AND 2005

LIABILITIES AND STOCKHOLDERS' EQUITY

	2006	2005
LIABILITIES		
Note Payable	$ 82,225	$ 82,225
Accounts Payable and Accrued Expenses	187,252	75,913
Incentive Savings Plan Liability	58,039	58,675
Commissions Payable to Brokers	215,853	133,496
Dividends Payable	60,824	50,302
Income Taxes Payable		
Current	-	170,429
Deferred	426,200	355,300
TOTAL LIABILITIES	1,030,393	926,340
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDERS' EQUITY		
Preferred Stock – 1987 Series - $100 Par Value – 30,000 Shares Authorized, 30,000 and 28,415 Shares Issued, respectively, 29,670 and 25,962 Shares Outstanding, respectively	3,000,000	2,841,500
Preferred Stock – 1992 Series - $100 Par Value – 7,500 Shares Authorized and Issued, No Shares Outstanding	750,000	750,000
Common Stock - $.01 Par Value – 2,000,000 Shares Authorized – 1,000,000 Shares Issued and Outstanding	10,000	10,000
Additional Paid in Capital	1,183	1,183
Retained Earnings (Deficit)	(130,788)	47,420
	3,630,395	3,650,103
Less: Preferred Stock in Treasury – At Cost:		
1987 Series – 330 and 2,453 Shares at December 31, 2006 and 2005, Respectively	33,000	245,300
1992 Series – 7,500 Shares	750,000	750,000
TOTAL STOCKHOLDERS' EQUITY	2,847,395	2,654,803
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 3,877,788	$ 3,581,143

The Notes to Financial Statements are an integral part of this statement.

McGINN, SMITH & CO., INC.

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUES		
Commissions	$ 2,905,889	$ 2,993,339
Investment Banking	3,407,568	2,802,963
Advisory Fees	775,047	1,539,786
Interest and Dividends	44,877	225,021
Gain (Loss) on Securities – Net	758,851	(21,849)
TOTAL REVENUES	7,892,232	7,539,260
EXPENSES		
Employee Compensation and Benefits	4,553,981	3,937,825
Commissions and Floor Brokerage	960,462	956,216
Communications	404,642	471,384
Interest	11,828	45,538
Fees and Permits	90,576	89,833
Other Operating Expenses	1,706,996	1,607,309
TOTAL EXPENSES	7,728,485	7,108,105
INCOME BEFORE TAXES	163,747	431,155
PROVISION FOR INCOME TAXES	113,342	189,316
NET INCOME	$ 50,405	$ 241,839

The Notes to Financial Statements are an integral part of this statement.

McGINN, SMITH & CO., INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Capital Stock					Treasury Stock		
	1987 Series Preferred	1992 Series Preferred	Common	Additional Paid-In Capital	Retained Earnings (Deficit)	1987 Series Preferred	1992 Series Preferred	Total Stockholders' Equity
BALANCE – JANUARY 1, 2005	$ 2,841,500	$ 750,000	$ 10,000	$ 1,183	$ 1,969	$(243,300)	$(750,000)	$ 2,611,352
Dividends	-	-	-	-	(196,388)	-	-	(196,388)
(Purchase) Sale of Preferred Stock – Net	-	-	-	-	-	(2,000)	-	(2,000)
Net Income	-	-	-	-	241,839	-	-	241,839
BALANCE – DECEMBER 31, 2005	2,841,500	750,000	10,000	1,183	47,420	(245,300)	(750,000)	2,654,803
Dividends	-	-	-	-	(228,613)	-	-	(228,613)
(Purchase) Sale of Preferred Stock – Net	158,500	-	-	-	-	212,300	-	370,800
Net Income	-	-	-	-	50,405	-	-	50,405
BALANCE – DECEMBER 31, 2006	$ 3,000,000	$ 750,000	$ 10,000	$ 1,183	$(130,788)	$(33,000)	$(750,000)	$ 2,847,395

The Notes to Financial Statements are an integral part of this statement.

McGINN, SMITH & CO., INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Cash Flows From Operating Activities:		
Net Income	$ 50,405	$ 241,839
Adjustments to Reconcile Net Income to Net Cash Provided by (Used in) Operating Activities:		
Depreciation and Amortization	98,490	114,787
Deferred Income Taxes	70,900	9,700
Changes in Operating Assets and Liabilities:		
Marketable Securities	27,730	1,085,112
Not Readily Marketable Investments	(759,083)	50,944
Receivables – Clearing Agent and Other	324,843	62,859
Prepaid Expenses and Deposits	(1,717)	(328,523)
Accounts Payable and Accrued Expenses	111,339	(60,106)
Incentive Savings Plan Liability	(636)	36,997
Commissions Payable to Brokers	82,357	(260,533)
Income Taxes Payable – Current	(170,429)	129,429
Total Adjustments	(216,206)	840,666
Net Cash Provided by (Used in) Operating Activities	$(165,801)	$ 1,082,505

The Notes to Financial Statements are an integral part of this statement.

(continued on the following page)

McGINN, SMITH & CO., INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Cash Flows From Investing Activities:		
Purchases of Property, Equipment, and Software	$(82,089)	$(42,850)
Cash Surrender Value – Officers Life Insurance	(97,330)	-
Repayment From (Advance to) Employees	5,650	(153,490)
Repayment To (Advance from) Loans Made to Affiliates	(89,919)	(36,126)
Cash Used in Investing Activities	(263,688)	(232,466)
Cash Flows From Financing Activities:		
Dividends Paid	(218,091)	(192,453)
Sale of 1987 Series Preferred Stock	158,500	-
Sale (Purchase) of 1987 Series Preferred Treasury Stock	212,300	(2,000)
Net Cash Provided by (Used in) Financing Activities	152,709	(194,453)
Net Increase (Decrease) in Cash and Cash Equivalents	(276,780)	655,586
Cash – Beginning of Year	1,129,045	473,459
Cash – End of Year	$ 852,265	$ 1,129,045
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Interest	$ 3,668	$ 45,538
Corporate Income Taxes	178,025	40,040

The Notes to Financial Statements are an integral part of this statement.

McGINN, SMITH & CO., INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Operations and Concentration of Credit Risk – McGinn, Smith & Co., Inc. (Company), a corporation organized in the state of New York during September 1980, is engaged in the securities and investment brokerage business in Albany and New York City, New York. The company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company monitors its cash balances which at times exceed FDIC insurance coverages.

Accounting Method – The Company's financial statements are prepared using the accrual basis as specified in the AICPA's Audit and Accounting Guide – "Audits of Brokers and Dealers in Securities." The Company maintains its records for income tax reporting purposes on the cash basis. Transactions in securities are recorded on a trade date basis for financial statements and tax purposes. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Customer Accounts – Fully Disclosed Basis – The Company operates pursuant to paragraph (k)(2)(B) of Rule 15c3-3 and does not carry customer accounts or clear customer transactions. Accordingly, all customer transactions are executed and cleared on behalf of the Company by National Financial Services, LLC (NFS), on a fully disclosed basis. The Company's agreement with NFS provides that as clearing broker, NFS will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934, as amended, and will perform all services customarily incident thereto. All customer funds and securities received, if any, are promptly transmitted directly to NFS. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates based on management's knowledge and experience. Due to their prospective nature, actual results could differ from those estimates.

Marketable Securities and Not Readily Marketable Investments – Marketable securities are valued at fair market value. Not readily marketable investments are valued at estimated fair value as determined by the Company's management. The resulting difference between cost and market is included in income as an unrealized investment gain or loss. At December 31, 2006 the market value of marketable securities and not readily marketable investments exceeded cost by $739,102. At December 31, 2005 the cost of marketable securities exceeded the market value of marketable securities by $239. The Company's gain (loss) on marketable securities and not readily marketable investments is comprised of both realized and unrealized gains and losses.

McGINN, SMITH & CO., INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Receivables – Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to receivables. At December 31, 2006 and 2005, no allowance was deemed necessary by management.

Property, Equipment, and Software – Purchases of Property, Equipment, and Software are recorded at cost. Depreciation and amortization is provided on the straight-line and accelerated methods, which are considered adequate for the recovery of the assets over their estimated useful lives. Depreciation and amortization expense totaled $98,490 and $114,787 for the years ended December 31, 2006 and 2005, respectively.

Property, Equipment, and Software are comprised of the following at December 31:

	2006	2005
Leasehold Improvements	$ 96,639	$ 52,065
Equipment	762,993	725,478
Software	300,000	300,000
	1,159,632	1,077,543
Less: Accumulated Depreciation	744,984	646,494
	$ 414,648	$ 431,049

Income Taxes – Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary differences caused by filing tax returns on the cash basis. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Cash and Cash Equivalents – For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Reclassifications – Certain 2005 items have been reclassified to conform to the 2006 method of presentation.

NOTE 2 – NOT READILY MARKETABLE INVESTMENTS

The Company owned limited partnership interests, common stock, and other investments for which a ready market did not exist during the years ended December 31, 2006 and 2005. These investments, which were valued at their estimated fair value, as determined by the Company's management or by available market information, totaled $829,140 and $70,057 at December 31, 2006 and 2005, respectively.

NOTE 3 – NOTES RECEIVABLES – AFFILIATES

The Company has notes receivable from, affiliated companies which bear interest at 6%, and totaled $583,083 and $493,164 at December 31, 2006 and 2005, respectively.

NOTE 4 – NOTE PAYABLE

The Company has a $82,225 note payable to an individual, which requires monthly payments of $1,985 through August 2006, including interest at 7%. The Company is currently involved in a lawsuit filed by the note holder and has offsetting claims against the note holder. Accordingly, no payments were made during 2006.

NOTE 5 – INCOME TAXES

The Company's provision for income taxes is comprised of the following for the years ended December 31:

	2006	2005
Current	$ 42,442	$ 179,616
Deferred	70,900	9,700
	$ 113,342	$ 189,316

NOTE 5 – INCOME TAXES (CONTINUED)

At December 31, 2006 and 2005, deferred tax liabilities recognized for taxable temporary differences totaled $583,000 and $434,800, respectively. Deferred tax assets recognized for deductible temporary differences totaled $156,800 and $79,500, respectively. No deferred tax valuation allowance was deemed necessary by management.

The actual tax expense for 2006 and 2005 differs from the "expected tax expense (computed by applying the federal statutory tax rate of thirty-four percent to income before taxes) as a result of the net effect of federal surtax exemptions, tax-exempt income, non-deductible items, and the impact of state income taxes.

NOTE 6 – INCENTIVE SAVINGS PLAN

The Company maintains a 401(k) plan for the benefit of substantially all of its full time employees who are at least twenty-one years of age and have had at least one year of service. The plan is based on a voluntary salary reduction by employees. The Company amended its plan for 2005, to apply the safe harbor calculation, where the Company will match one hundred percent of each participant's plan contributions, up to a maximum of three percent of allowable compensation, and fifty percent of each participant's plan contributions, up to a maximum of an additional two percent of allowable compensation. The previous plan had the Company matching up to sixty percent of each participant's plan contributions, up to a maximum of five percent of allowable compensation, not to exceed $3,500 per employee per year. The Company can also make discretionary contributions to the plan. Plan expense for the years ended December 31, 2006 and 2005 was $50,404 and $58,675, respectively.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company has a lease for its Albany location, which expires in July 2013, for the use of office space with additional charges for common area maintenance. The Company's minimum annual lease obligation is approximately $90,000 and increases to approximately $103,000 per year in 2007. Additional rent is provided for certain cost escalations.

The Company has a lease for its New York City location which expires in November 2009. The Company's minimum annual lease obligation is approximately $315,000. At December 31, 2006, the Company had an outstanding letter of credit for $88,602 with its New York City landlord, in lieu of a security deposit for the same amount.

NOTE 7 – COMMITMENTS AND CONTINGENCIES (CONTINUED)

The Company has a lease for its Clifton Park location which requires monthly payments of $4,716 through June 2009.

Rent expense was $514,071 and $521,629 for the years ended December 31, 2006 and 2005, respectively.

The Company is a Trustee of numerous contract certificate trusts, whose assets aggregate approximately $5,840,000 at December 31, 2006.

The Company is currently a party to an arbitration proceeding and a lawsuit, arising in the normal course of business, whereby damages are being sought by said claimants. The Company believes it has meritorious defense to these claims and intends to vigorously defend its position. Accordingly, no provisions for losses, if any, are included in the financial statements. However, no assurances can be given as to the outcome of these proceedings.

NOTE 8 – PREFERRED STOCK

1987 Series

Dividends on 1987 Series Preferred Stock are cumulative and are determined by applying the applicable rate to the par value of outstanding shares times the number of days the shares are outstanding divided by 365 days. The rate is determined by the Company's Board of Directors on or about April 1 of each year to cover the period from April 1 through the following March 31. The rate is determined by adding three and one-half percentage points to the yield of seven year United States Treasury obligations in effect on March 15 of the applicable year. The rate used to calculate dividends on outstanding shares of Preferred Stock for the period April 1, 2005 through March 31, 2006, was 7.75%, and for the period April 1, 2006 through March 31, 2007, was 8.2%.

NOTE 8 – PREFERRED STOCK (CONTINUED)

Preferred shares are redeemable in whole or in part at the election of the Board of Directors on thirty days written notice at a price equal to $100 per share plus accrued but unpaid dividends. If the Board of Directors elects to redeem less than one hundred percent of outstanding Preferred Stock, the redemption will be pro-rated among holders of the outstanding Preferred Stock. Preferred stockholders have the right to require the Company to repurchase shares on ninety days written notice to the Company at a price equal to the par value of those shares plus accrued but unpaid dividends. The Company's obligation to repurchase Preferred Stock is limited to twenty-five percent of the originally issued and outstanding preferred shares. The Company is prohibited from repurchasing shares of Preferred Stock and distributing dividends, and the Preferred stockholders are prohibited from demanding such payments, if such a withdrawal would cause the Company to violate its net capital requirements and its legal capital requirements.

The Company had sales (purchases) of stock which totaled $370,800 and $(2,000) in 2006 and 2005, respectively.

NOTE 9 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum level of net capital of $100,000 as defined under such provisions. Additionally, the Company is required to maintain a net capital ratio (a ratio of aggregate indebtedness to net capital) of not more than 15 to 1. The Company had net capital of $365,059 and $715,226 as of December 31, 2006 and 2005, respectively. The Company's net capital ratio was approximately 1.66 to 1 and .80 to 1 at December 31, 2006 and 2005, respectively.

NOTE 10 – RELATED PARTY TRANSACTIONS

The Company had several different types of transactions with related parties during the years ended December 31, 2006 and 2005. The Company provides investment banking and management services to affiliates. A summary of the related party transactions, by category, are as follows as of, and for the years ending December 31:

	2006	2005
Interest and Dividend Income	$ 25,419	$ 34,047
Advisory Fees, Commissions, and Other Income	1,084,972	1,296,963
Receivables – Other	60,517	384,844
Notes Receivable – Affiliates	583,083	493,164



Piaker & Lyons
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

Board of Directors
McGinn, Smith & Co., Inc.

We have audited the accompanying financial statements of **McGINN, SMITH & CO., INC.** as of and for the years ended December 31, 2006 and 2005, and have issued our report thereon dated February 20, 2007 Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the contents of this report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Piaker & Lyons

PIAKER & LYONS

Syracuse, New York
February 20, 2007

572 South Salina Street • Syracuse, New York 13202 • (315) 471-8109 • Fax: (315) 471-3293

McGINN, SMITH & CO., INC.

COMPUTATIONS OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULES 15c3-1 FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
AGGREGATE INDEBTEDNESS		
Note Payable	$ 82,225	$ 82,225
Accounts Payable and Accrued Expenses	187,252	75,913
Incentive Savings Plan Liability	58,039	58,675
Commissions Payable to Brokers	215,853	133,496
Dividends Payable	60,824	50,302
Income Taxes Payable – Current	-	170,429
TOTAL AGGREGATE INDEBTEDNESS	$ 604,193	$ 571,040
NET CAPITAL		
Total Stockholders' Equity	$ 2,847,395	$ 2,654,803
Deferred Income Taxes Payable	426,200	355,300
TOTAL CAPITAL	3,273,595	3,010,103
DEDUCTIONS		
Not Readily Marketable Investments	829,140	70,057
Receivables – Other Than Clearing Agent	209,926	513,762
Advances Due From Employees	387,877	393,527
Notes Receivable From Affiliates	583,083	493,164
Cash Surrender Value – Officers Life Insurance	97,330	-
Property, Equipment, and Software	414,648	431,049
Prepaid Expenses and Deposits	385,525	383,808
Haircut on Securities	1,007	9,510
TOTAL DEDUCTIONS	2,908,536	2,294,877
NET CAPITAL	365,059	715,226
REQUIRED NET CAPITAL	100,000	100,000
CAPITAL IN EXCESS OF REQUIREMENT	$ 265,059	$ 615,226
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.66 to 1	.80 to 1

See Independent Auditors' Report on Supplemental Information

McGINN, SMITH & CO., INC.

RECONCILIATIONS OF NET CAPITAL TO FORM X-17a-5
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
NET CAPITAL REPORTED ON DECEMBER FORM X-17a-5	$ 466,027	$ 420,392
ADJUSTMENTS ARISING FROM AUDIT ADJUSTMENTS WHICH AFFECT NET CAPITAL – FORM X-17a-5:		
Adjustment of Receivables – Clearing Agent	-	17,416
Adjustment of Accounts Payable and Accrued Expenses	(112,562)	(104,977)
Adjustment of Commissions Payable to Brokers	5,772	52,126
Adjustment to Incentive Savings Plan Liability	7,022	(20,000)
Adjustment of Corporate Income Taxes Payable	(1,200)	350,269
TOTAL ADJUSTMENTS AFFECTING NET CAPITAL	(100,968)	294,834
NET CAPITAL AS ADJUSTED	$ 365,059	$ 715,226

END

See Independent Auditors' Report on Supplemental Information